Filed pursuant to Rule 433

August 13, 2019

Supplementing the

Preliminary Prospectus Supplement Dated August 13, 2019

(To Prospectus dated February 20, 2019)

Registration No. 333-218503

Brookfield Property Partners L.P.

Pricing Term Sheet

10,000,000 of 6.375% Class A Cumulative Redeemable Perpetual Preferred Units, Series 2

August 13, 2019

The information in this pricing term sheet relates to Brookfield Property Partners L.P.’s offering of its 6.375% Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 (the “Offering”) and should be read together with the preliminary prospectus supplement dated August 13, 2019 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated February 20, 2019, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.  The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying base prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying base prospectus.  Terms used herein but not defined herein shall have the meanings as set forth in the Preliminary Prospectus Supplement.  All references to dollar amounts are references to U.S. dollars.

Issuer:	Brookfield Property Partners L.P. (the “Partnership”)

Security:	6.375% Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 (the “Units”)

Size:	$250,000,000 (10,000,000 Units)

Liquidation Preference:	$25.00 per Unit

Maturity:

Perpetual (unless redeemed by the Partnership (i) following a Change of Control Triggering Event, a Delisting Brookfield Transaction Triggering Event and/or a Change in Tax Law, (ii) at our option, on or after September 30, 2024, or (iii) prior to September 30, 2024 in connection with a Ratings Event)

Distribution Rate:	At a rate per annum equal to 6.375% ($1.5938 per Unit) only when, as, and if declared. Distributions on the Units are cumulative

Distribution Payment Dates:	The last day of March, June, September and December of each year (or the next succeeding Business Day), with the first distribution payable, if declared, on December 31, 2019

Pro-rated Initial Distribution:	$0.57995 per Unit

Optional Redemption on or after September 30, 2024:

The Units may be redeemed at the Partnership’s option, in whole or in part, at any time on or after September 30, 2024, at a price of $25.00 per Unit, plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date of redemption, whether or not declared. Holders of the Units will have no right to require the redemption of the Units.

Optional Redemption Upon a Ratings Event:

If a Ratings Event occurs prior to September 30, 2024, the Units may be redeemed at the Partnership’s option, in whole but not in part, within 120 days of the occurrence of such Ratings Event, at a price of $25.50 per Unit (102% of the liquidation preference), plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date fixed for redemption, whether or not declared.

Optional Redemption Upon a Change of Control Triggering Event:

Upon the occurrence of a Change of Control Triggering Event, the Partnership may, at its option, redeem all but not less than all of the Units within 90 days after the first date on which such Change of Control Triggering Event occurred, by paying $25.00 per Unit, plus all accumulated and unpaid distributions to, but excluding, the redemption date, whether or not declared. If the Partnership does not give notice of redemption prior to the 61st day following the Change of Control Triggering Event to redeem all the outstanding Units, the distribution rate per annum on the Units will increase by 5.00% beginning on the 61st day following such Change of Control Triggering Event.

Optional Redemption Upon a Delisting Brookfield Transaction Triggering Event:

Upon the occurrence of a Delisting Brookfield Transaction Triggering Event, the Partnership may, at its option, redeem all but not less than all of the Units within 90 days after the first date on which such Delisting Brookfield Transaction Triggering Event occurred, by paying $25.00 per Unit, plus all accumulated and unpaid distributions to, but excluding, the redemption date, whether or not declared. If the Partnership does not give notice of redemption prior to the 61st day following the Delisting Brookfield Transaction Triggering Event to redeem all of the outstanding Units, the distribution rate per annum on the Units will increase by 5.00% beginning on the 61st day following such Delisting Brookfield Transaction Triggering Event, provided that if either the LP Units and/or the Units are subsequently listed on either the Nasdaq Stock Market, the New York Stock Exchange or the Toronto Stock Exchange, the distribution rate per annum on the Units will reset to 6.375%.

Optional Redemption Upon a Change in Tax Law

The Partnership will have the option to redeem all but not less than all of the Units at a redemption price of $25.00 per Unit, if as a result of a Change in Tax Law, there is, in the Partnership’s reasonable determination, a substantial probability that the Partnership or any Successor Entity would become obligated to pay any additional amounts on the next succeeding distribution payment date with respect to the Units and the payment of those additional amounts cannot be avoided by the use of any reasonable measures available to the Partnership or any Successor Entity.

Trade Date:	August 13, 2019

Expected Settlement Date:	August 20, 2019 (T+5)

Price to Public:	$250,000,000 $25.00 per Unit

Underwriting Discounts and Commissions:	$7,875,000 $0.7875 per Unit

Net Proceeds (before expenses) to the Partnership:	$242,125,000

Listing:	The Partnership has applied to list the Units on the Nasdaq Stock Market under the symbol “BPYPO”.

CUSIP/ISIN:	G16249 156/ BMG162491564

Anticipated Rating*:	BB+ (S&P)

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC

*                                         Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Partnership has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan Securities LLC at 212-834-4533 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.